UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Cartesian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816212104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 194,189,313 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 194,189,313 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,189,313 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 27.9%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,840,130 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 62,840,130 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,840,130 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 816212104	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,818 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 104,818 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,818 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 816212104	13D	Page 5 of 7 Pages

This Amendment No. 12 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Cartesian Therapeutics, Inc. (formerly known as Selecta Biosciences, Inc.), a Delaware corporation (the “Issuer”), originally filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Chafen Lu (“Dr. Lu” and, collectively with Dr. Springer and TAS, the “Reporting Persons”) and Leukon Investments, LP (“Leukon”) filed on March 27, 2019, as amended by Amendment No. 1 filed on August 23, 2019, Amendment No. 2 filed on September 16, 2019, Amendment No. 3 filed on December 17, 2019, Amendment No. 4 filed on January 2, 2020, Amendment No. 5 filed on October 15, 2020, Amendment No. 6 filed on October 23, 2020, Amendment No. 7 filed on May 27, 2021, Amendment No. 8 filed on December 15, 2021, Amendment No. 9 filed on December 27, 2021, Amendment No. 10 filed on September 25, 2023 and Amendment No. 11 filed on November 17, 2023 (such statement and amendments, as further amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 12, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On January 2, 2024, for service on the board of directors of the Issuer, Dr. Springer was granted (i) 178,000 restricted stock units and (ii) options to purchase 228,000 Shares at an exercise price of $0.6552 per share. Each restricted stock unit represents a contingent right to receive one Share, which will vest in three equal annual installments so that the underlying shares will be fully vested on January 2, 2027. The options vest in 36 equal monthly installments, such that they shall be fully vested on the third anniversary of the date of grant. The options have a term of ten years from the date of grant.

On March 14, 2024, TAS purchased 648,372 Shares on the open market at a weighted average price of $0.5424 per share for an aggregate purchase price of approximately $351,669 (excluding commissions). TAS drew from its investment capital for such acquisition.

On March 15, 2024, TAS purchased 537,500 Shares on the open market at a weighted average price of $0.5852 per share for an aggregate purchase price of approximately $314,526 (excluding commissions). TAS drew from its investment capital for such acquisition.

On March 18, 2024, TAS purchased 19,044 Shares on the open market at a weighted average price of $0.5985 per share for an aggregate purchase price of approximately $11,397 (excluding commissions). TAS drew from its investment capital for such acquisition.

Between January 17, 2024 and March 18, 2024, inclusive, Dr. Lu purchased 18,400 Shares on the open market at a weighted average price of $0.6224 per share for an aggregate purchase price of approximately $11,439 (excluding commissions). Dr. Lu used personal funds for such acquisition.

On March 26, 2024, TAS exercised warrants to purchase 1,970,443 Shares for an exercise price of $1.46 per share for an aggregate exercise price of approximately $2,876,847. TAS drew from its investment capital for such exercise.

CUSIP No. 816212104	13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 161,948,618 Shares issued and outstanding as of March 1, 2024, as reported on the Issuer’s Annual Report on Form 10-K, dated March 7, 2024, plus (i) 384,930,724 Shares issuable upon the conversion of shares of Series A Preferred Stock issued in the Merger, and (ii) 149,330,115 Shares issuable upon the conversion of Series A Preferred Stock issued in the Financing. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of March 26, 2024.

The Reporting Persons, in the aggregate, beneficially own 194,189,313 Shares, representing approximately 27.9% of such class of securities.

Dr. Springer is the beneficial owner of a total of 194,189,313 Shares, representing approximately 27.9% of the outstanding Shares and consisting of (i) 7,293,625 Shares held directly, (ii) 25,333 Shares issuable upon exercise of outstanding options exercisable within 60 days of March 26, 2024, (iii) 123,925,407 Shares issuable upon conversion of shares of Series A Preferred Stock held directly, (iv) 33,043,849 Shares held by TAS, (v) 24,785,081 Shares issuable upon conversion of Series A Preferred Stock held by TAS, (vi) 5,011,200 Shares underlying warrants exercisable within 60 days of March 26, 2024 held by TAS, and (vii) 104,818 Shares held by Dr. Lu.

TAS is the beneficial owner of a total of 62,840,130 Shares, representing approximately 9.0% of the outstanding Shares and consisting of (i) 33,043,849 Shares, (ii) 24,785,081 Shares issuable upon conversion of Series A Preferred Stock, and (iii) 5,011,200 Shares underlying warrants exercisable within 60 days of March 26, 2024. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Dr. Lu is the beneficial owner of a total of 104,818 Shares, representing approximately 0.0% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by TAS. Dr. Springer disclaims beneficial ownership of the Shares held by TAS, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described herein and in Item 3 of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

[signature page follows]

CUSIP No. 816212104	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

/s/ Timothy A. Springer
Timothy A. Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer
Name:	Timothy A. Springer
Title:	Manager